

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 19, 2008

By facsimile to (201) 265-6069 and U.S. Mail

Mr. Clinton R. Mytych
Chief Executive Officer
Eternal Image, Inc.
28800 Orchard Lake Road, Suite 130
Farmington Hills, MI 48334

Re: Eternal Image, Inc.
       Pre-effective Amendment 3 to Registration Statement on Form S-1
       Filed October 31, 2008
       File No. 333-148695

Dear Mr. Mytych:

       We reviewed the filing and have the comments below.

Business, page 12

1.   Revised disclosures in response to prior comment 3 indicate that Eternal Image
       outsources all of its manufacturing to four primary manufacturers / suppliers that work on
       a purchase order basis. We note the disclosure in the financial statements' Note 9 that
       Eternal Image is attempting to enter into an agreement with "its major
       developer/supplier" which could increase cash flow during early stages of sales growth.
       Identify Eternal Image's major developer/supplier, and describe the status of Eternal
       Image's attempt to enter into an agreement with that party. If Eternal Image has entered
       into an agreement with that party, summarize the agreement's material terms in the
       registration statement, and file the agreement as an exhibit to the registration statement.

Licensing Agreements, page 15

2.   Revised disclosure indicates that The Vatican Library Collection license agreement
       expired on June 30, 2008. Please revise disclosure elsewhere in the registration
       statement to reflect that fact. For example, refer to pages 2, 4, 13, and 14.

3.   Revised disclosure indicates that Eternal Image has a verbal agreement with the licensor of The Vatican Library Collection license agreement for a six month sell-off period after termination of the agreement. Where a registrant is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the registrant should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10) (iii) of Regulation S-K. Please file as an exhibit a written description of the contract. See telephone interpretation 85 in Section I of our July 1997 "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov.

Employees, page 17

4.   Revised disclosure that Mr. James Parliament provides his services on a part time basis appears inconsistent with disclosure on page 46 that Mr. Parliament devotes 40 hours a week to Eternal Image. Please revise or advise.

Note 1 – Summary of Significant Accounting Policies, page 24

5.   We have read your revised disclosure in response to prior comment 6 and your revised disclosure. It is unclear where you have addressed this comment in your filing. Therefore, we reissue the prior comment:

- Please revise your footnote disclosure to provide the cost of the acquired entity, the number of shares of common stock issued, the value assigned to the equity interests, and the basis for determining that value. Refer to paragraph 51 of SFAS 141 for guidance.
- With regards to the 52,200,000 shares issued in the reverse merger, tell us how you determined that these shares had no value. Your disclosure indicates that these shares had no value since there was no trading market for the stock at the time of acquisition. In this instance, we would anticipate you using alternative means to value the stock. Please tell us whether you used alternative means to value the stock (i.e. independent valuations) and if so, tell us and disclose the objective evidence and analysis that supports your determination of the fair value of the shares issued in the transaction. Refer to paragraph 23 of SFAS 141 or tell us why you believe this literature is not applicable.
- Tell us how you have presented the 52,200,000 shares issued in the reverse merger in the statement of stockholder's equity. In this regard, we would assume that the accounting acquirer's, Eternal Image, equity section would be retroactively restated based on the exchange ratio.

We note your response dated October 24, 2008, indicates you have incorrectly explained the issuance of the 52.2 million shares, however, your current disclosure does not appear to properly explain this transaction.

Note 4 - Long Term Debt, page 29

6.   We note your response to prior comment 9 and your revised footnote disclosure. It is still unclear to us how you accounted for the original issuance of the $650k 20% note payable to North Atlantic Resources, LTD, and the repayment of this loan. In this regard, please tell us how you accounted for the original issuance of this loan, how you determined the appropriateness of the beneficial conversion feature, repayment of this loan and the appropriateness of applying $16 million shares to the repayment of the loan and $17 million to the discount. Supplementally provide us with the journal entries for each of these transactions.

Warrants, page 33

7.   We note your response to prior comment 13 regarding the warrants issued on February 1, 2006. Please tell us how you classified the warrants in you Statement of Stockholders' Equity, as the issuance of these warrants on your statement is not transparent.

Liquidity and Capital Resources, page 41

8.   We have read your response to prior comment 18 and your revised disclosure still does not describe the material covenants you must comply with for each debt issuance. Please revise your filing as previously requested.

9.   Revised disclosure indicates that each holder of an expired or expiring note has verbally agreed to an extension under the same terms as indicated in each loan's due date. As requested above with respect to the Vatican Library Collection license agreement, please provide a written description of the extension as an exhibit under Item 601(b)(10)(iii) of Regulation S-K.

Closing

As appropriate, please amend your filing in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filing include all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of each pending registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Melissa N. Rocha, Staff Accountant, at (202) 551-3854. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Thomas E. Boccieri, Esq.
561 Schaefer Avenue
Oradell, NJ 07649-2517